UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING	SEC. FILE NUMBER 000-25579
Check One): [ ] Form 10-K and Form 10-KSB ☐ Form 20-F ☐ Form 11-K [ X ] Form 10-Q and Form 10-QSB ☐ Form N-SAR	CUSIP NUMBER 72940T 10 8
For Period Ended: September 30, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION PLURIS ENERGY GROUP, INC. Full Name of Registrant
Not applicable Former Name if Applicable
322-2000 South Dairy Ashford Address of Principal Executive Office (Street and Number) Houston, Texas 77077 City, State and Zip Code

PART 11 - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

[ ]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K and 10-KSB, 20-F, 11-K, 10-Q, N-SAR, or the transition report on portion thereof, could not be filed within the prescribed time period.

Management of Pluris Energy Group Inc., formerly known as Petrogen Corp., a Nevada corporation (the “Company”), has experienced increased business operations, new corporate acquisitions and certain financial issues during the nine-month period ended September 30, 2006, which in turn has increased the scale and scope of the financial statement preparation and review process. Therefore, management of the Company deems it appropriate and necessary for the nine-month period ended September 30, 2006 in order to ensure complete and accurate disclosure of all material facts in its Quarterly Report on Form 10-QSB.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Sacha H. Spindler

(Name)

(281) 497-3700

(Area Code and Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No
(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made

PLURIS ENERGY GROUP, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 14, 2006

By:

/s/ Sacha Spindler

Sacha Spindler,

Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

CW922799.1